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                             August 15, 2022

       Renee J. Peterson
       Vice President, Chief Financial Officer
       The Toro Company
       8111 Lyndale Avenue South
       Bloomington, Minnesota 55420-1196

                                                        Re: The Toro Company
                                                            Form 10-K for the
fiscal year ended October 31, 2021
                                                            Filed December 17,
2021
                                                            Form 8-K 2.02
                                                            Filed June 2, 2022
                                                            File No. 001-08649

       Dear Ms. Peterson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K 2.02 filed June 2, 2022

       Exhibit 99.1
       Outlook, page 2

   1. We note you provided a range for adjusted EPS per diluted share as your full-year fiscal
                                                        2022 guidance. However,
you did not provide reconciliations to the most directly
                                                        comparable GAAP
measures. In future filings, please provide the reconciliations required by Item
10(e)(1)(i) of Regulation S-K. To the extent you are relying on the unreasonable efforts
   exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and
identify any information that is unavailable and its probable significance. Reference
is made to Question 102.10 of the Division   s Compliance and
                                                        Disclosure
Interpretations for Non-GAAP Financial Measures.
 Renee J. Peterson
The Toro Company
August 15, 2022
Page 2
2. We note that in sections of the earning release your non-GAAP measures have different labels. For example, adjusted diluted EPS in the first section of the earnings release is labeled adjusted EPS per diluted share in the highlights sections and non-GAAP net earnings per diluted share in the reconciliation of this non-GAAP measure to the most directly comparable GAAP measure. Please clarify and/or in future filings, please revise to label your non-GAAP measure consistently.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameRenee J. Peterson                           Sincerely,
Comapany NameThe Toro Company
                                                              Division of
Corporation Finance
August 15, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName